UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of CVM Resolution No. 44 of 8/23/2021, hereby informs its shareholders and the market in general:

  The filing of the Company's 2024 Financial Statements ("2024 FS"), scheduled for February 26, 2025, will be postponed to March 10, 2025, as the work from independent auditors has not yet been completed to date. Cosan clarifies that:

  Raízen S.A.: the interim financial statements as of December 31, 2024, reviewed by its independent auditors, were disclosed on February 14, 2025.
  Rumo S.A.: the audited 2024 FS were disclosed on February 20, 2025.
  Compass Gás e Energia S.A.: the audited 2024 FS will be disclosed on February 25, 2025; and
  Non-listed Controlled Companies: the audited 2024 FS were concluded without independent auditors’ opinion. However, they do not possess, to date, any indication of material change.

2. The Company's Annual Corporate Events Calendar has been updated on this date and is available on the CVM (https://www.gov.br/cvm/pt-br) and Cosan's website (https://www.cosan.com.br/en/).

3. As of today, there are no audit notes that signal a significant change in such financial statements. Thus, Cosan will disclose unaudited financial information on February 26, 2025, and will also hold a public conference call on February 27, 2025.

São Paulo, February 24, 2025.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer